ANGLO AMERICAN

Company Secretarial Department

Catherine Marshall
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

24 April, 2007

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
<u>Exemption number 82 – 97</u>

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements on the following dates:

Sharebuyback

- 13 - 25 Apr 2007

Director/PDMR intererests

- PDMR interests – Baum 13 Apr 07
- PDMR interests – Beamish 12 apr

For and on behalf of Anglo American plc

Yours faithfully

C Marshall
Company Secretarial Assistant
Encs - 55 copies

K:\Min\Compsec\SEC\announce let to SEC.doc

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 24 April 2007 an independent company purchased 357,318 ordinary shares of the Company at prices between £26.66 and £27.49 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 17 April 2007, Anglo American plc purchased 250,000 of its ordinary shares on 24 April 2007 at prices between £26.61 and £27.44 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 60,500,299 ordinary shares in treasury, and has 1,481,157,451 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 71,298,048 ordinary shares, representing 4.81 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
25 April 2007

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 23 April 2007 an independent company purchased 208,493 ordinary shares of the Company at prices between £27.08 and £27.40 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 17 April 2007, Anglo American plc purchased 300,000 of its ordinary shares on 23 April 2007 at prices between £26.97 and £27.39 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 60,250,299 ordinary shares in treasury, and has 1,481,407,451 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 70,940,730 ordinary shares, representing 4.79 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
24 April 2007

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 20 April 2007 an independent company purchased 276,491 ordinary shares of the Company at prices between £27.00 and £27.25 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 17 April 2007, Anglo American plc purchased 250,000 of its ordinary shares on 20 April 2007 at prices between £26.95 and £27.38 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 59,950,299 ordinary shares in treasury, and has 1,481,707,451 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 70,732,237 ordinary shares, representing 4.77 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
23 April 2007

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 19 April 2007 an independent company purchased 473,447 ordinary shares of the Company at prices between £26.40 and £26.78 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 17 April 2007, Anglo American plc purchased 250,000 of its ordinary shares on 19 April 2007 at prices between £26.30 and £26.91 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 59,700,299 ordinary shares in treasury, and has 1,481,957,451 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 70,455,746 ordinary shares, representing 4.75 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
20 April 2007

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 18 April 2007 an independent company purchased 2,009 ordinary shares of the Company at an average price of £26.79 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 17 April 2007, Anglo American plc purchased 250,000 of its ordinary shares on 18 April 2007 at prices between £26.94 and £27.91 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 59,450,299 ordinary shares in treasury, and has 1,482,207,451 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 69,982,299 ordinary shares, representing 4.72 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
19 April 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that, pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 250,000 of its ordinary shares on 17 April 2007 at prices between £27.10 and £27.74 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 59,200,299 ordinary shares in treasury, and has 1,482,457,451 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 69,980,290 ordinary shares, representing 4.72 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
18 April 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that, pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 250,000 of its ordinary shares on 16 April 2007 at prices between £27.36 and £27.66 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 58,950,299 ordinary shares in treasury, and has 1,482,707,451 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 69,980,290 ordinary shares, representing 4.72 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
17 April 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that, pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 250,000 of its ordinary shares on 13 April 2007 at prices between £27.07 and £27.43 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 58,700,299 ordinary shares in treasury, and has 1,482,957,451 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 69,980,290 ordinary shares, representing 4.72 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
16 April 2007

Anglo American plc (the "Company")

Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

PDMR Interests

The Company announces that it was notified by Mr P M Baum, a PDMR of the Company, that on 13 April he exercised 10,000 options granted to him in 2003 in terms of the Anglo American plc Long Term Incentive Plan. Of the Anglo American plc Ordinary shares (the "Shares") arising from this exercise, 4,000 were sold at £27.13 per Share to cover his tax liability and, accordingly his beneficial interest in Shares increased by 6,000.

The notification of these transactions is intended to satisfy the Company's obligations under both the Companies Act and the Financial Services Authority Disclosure and Transparency Rules 3.1.2 to 3.1.4

Andy Hodges
Deputy Company Secretary
13 April 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that, pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 250,000 of its ordinary shares on 12 April 2007 at prices between £27.18 and £27.71 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 58,450,299 ordinary shares in treasury, and has 1,483,207,451 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 69,980,290 ordinary shares, representing 4.72 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
13 April 2007

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

PDMR INTERESTS

The Company announces that, on 10 April 2007, Mr B R Beamish exercised Executive Share Options, originally granted in 2003, over ordinary shares of US$0.50 in the capital of the Company, as follows:

Number of shares acquired	Acquisition Price
14,000	£9.28

The 14,000 shares acquired as a result of these transactions were sold on 10 April 2007 at £27.76 per share.

Andy Hodges
Deputy Company Secretary
12 April 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that, pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 200,000 of its ordinary shares on 5 April 2007 at prices between £27.04 and £27.46 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 57,800,299 ordinary shares in treasury, and has 1,483,857,451 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 69,980,290 ordinary shares, representing 4.72 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
10 April 2007

END